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                              March 2, 2021

       Brandon Dutch Mendenhall
       President and Chief Executive Officer
       RAD Diversified REIT, Inc.
       211 N. Lois Avenue
       Tampa, FL 33609

                                                        Re: RAD Diversified
REIT, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Post-Qualification
Amendment No. 5
                                                            Filed February 24,
2021
                                                            File No. 024-11020

       Dear Mr. Mendenhall:

              We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Post-Qualification Amendment No.5 to Form 1-A Filed February 24, 2021

       General

   1. We note your response to comment 1 and your analysis in Table 1. We further note your disclosure on page 129
that indicates shareholders must hold their shares for a least six months in order to
participate in the share redemption program and may only request repurchase of up to 25%
of their shares semi-annually. Please tell us how you considered this as part of your
analysis of ASC 450-20-50 regarding disclosure of a reasonably possible loss or range
of loss or disclosure that such an estimate cannot be made. In addition, you mentioned
in your response dated February 3rd, 2021 that affiliates will not take up the rescission
offer. Clarify if you have entered into legal agreements with these affiliates regarding
this matter and if not, how you considered this in your analysis of ASC
                                                        450.
 Brandon Dutch Mendenhall
RAD Diversified REIT, Inc.
March 2, 2021
Page 2
2. We note your response to comment 2 and your added disclosure on page F-39. Please revise your December 31, 2019 audited financial statements to include this disclosure and ensure that reference is made to the correct financial statements (i.e. December 31, 2019).
       Additionally, your disclosure indicates no restatement was necessary; however, your
       response dated February 3, 2021 explains that you determined a    Little
r    restatement was
       required in accordance with the guidance in ASC 250. Tell us how you considered labeling the changed amount in the audited financial statements as revised.
3. Notwithstanding the above, we also note that this disclosure does not pertain to a subsequent event and therefore the subsequent events footnote is not the appropriate location for this disclosure. The disclosure could appear in a standalone footnote or in
       Note 1     General.
4. Given the changes to the footnotes in your audited financial statements, please obtain and file an updated audit report from your independent auditor (a dual-dated report would be acceptable) as well as an updated consent from your auditor referencing the new audit date.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ronald (Ron) E. Alper at 202-551-3329 or Jonathan Burr at 202-551-5833
with any questions.



                                                             Sincerely,
FirstName LastNameBrandon Dutch Mendenhall
                                                             Division of
Corporation Finance
Comapany NameRAD Diversified REIT, Inc.
                                                             Office of Real
Estate & Construction
March 2, 2021 Page 2
cc:       Fanni Koszeg
FirstName LastName